Exhibit 99.1

BUENOS AIRES. March 28, 2019

Comisión Nacional de Valores

Notice: CPSA-GG-N-0161/19-AL
Subject: Information on Section 3, Chapter III, Title II of the Regulations

Ladies and gentlemen,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to provide information on Section 3, Chapter III, Title II of the Regulations issued by the Argentine Securities Commission (CNV).

ALLOCATIONS TO DIRECTORS – PERIOD 2018-
Financial Statements as at: 31.12.18	(In thousands of Ps.)
1. Charged to the statement of income and corresponding to period 2018	8,246
2. Final amount proposed to the Shareholders’ Meeting	8,246
Other information for determining Computable Income:
3. Income (loss) for the period- Net Income-:	17,519,598
4. (+/-) Adjustments of previous periods:	-
5. (-) Accumulated deficit at the beginning of the period:	-2,818,647
6. (-) Statutory Reserve:	-1,162,983
Subtotal	13,537,968
7. (+) Allocations to the Board of Directors and to the Supervisory Committee charged to the statement of income:	8,246
Total computable income
8. Computable income:	13,546,214
9. Proportion between computable income and compensation in 2018 (in %)	0.06%
10. Proportion between computable income and dividend in 2018 (in %)	-

 With nothing further at present, I remain sincerely yours.

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099